EXHIBIT 12

HOST MARRIOTT CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	2002	2001	2000	1999	1998
Income (loss) from continuing operations before income taxes	$(23)	$66	$63	$181	$175
Add (deduct):
Fixed charges	582	576	540	525	419
Capitalized interest	(2)	(8)	(8)	(7)	(4)
Amortization of capitalized interest	6	7	6	6	6
Minority interest in consolidated affiliates	7	23	72	82	52
Net (gains) losses related to certain 50% or less owned affiliates	9	(3)	(27)	(7)	(4)
Distributions from equity investments	6	9	1	1	2
Dividends on preferred stock	(35)	(32)	(20)	(6)	—

Adjusted earnings	$550	$638	$627	$775	$646

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$466	$458	$433	$430	$335
Capitalized interest	2	8	8	7	4
Dividends on convertible preferred securities of subsidiary trust	32	32	32	37	37
Dividends on preferred stock	35	32	20	6	—
Portion of rents representative of the interest factor	47	46	47	45	43

Total fixed charges and preferred stock dividends	$582	$576	$540	$525	$419

Ratio of earnings to fixed charges and preferred stock dividends	—	1.1	1.2	1.5	1.5
Deficiency of earnings to fixed charges and preferred stock dividends	$(32)	—	—	—	—